KITARA HOLDCO CORP.

525 Washington Blvd, Suite 2620

Jersey City, New Jersey 07310

January 22, 2015

VIA EDGAR

Matthew Crispino, Esq.

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kitara Holdco Corp.
Registration Statement on Form S-4
Originally filed November 5, 2014
File No. 333-199892

Dear Mr. Crispino:

Kitara Holdco Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement on Form S-4 originally filed on November 5, 2014 (File No. 333-199892) (the “Registration Statement”), such that the Registration Statement will become effective as of 1:00 p.m., Friday, January 23, 2015, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)      Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)      The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)      The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

KITARA HOLDCO CORP.

By:	/s/ Robert Regular
Robert Regular
Chief Executive Officer